Ply Gem Holdings, Inc.

5020 Weston Parkway, Suite 400

Cary, North Carolina 27513

April 12, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Jay Ingram

Ply Gem Holdings, Inc.

Request to Withdraw Registration Statement on Form S-3

File No. 333-213172

Dear Mr. Ingram:

On behalf of Ply Gem Holdings, Inc. (the “Company”) and pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests the withdrawal of its Registration Statement on Form S-3 (File No. 333-213172), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on August 17, 2016 and declared effective on August 22, 2016.

On April 12, pursuant to that certain Agreement and Plan of Merger, dated as of January 31, 2018, by and among the Company, Pisces Midco, Inc., a Delaware corporation (“Parent”), and Pisces Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and as a wholly-owned subsidiary of Parent.

The Company confirms that no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Accordingly, the Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. Please fax a copy of the order granting withdrawal of the Registration Statement to the Company’s legal counsel, Paul M. Rodel of Debevoise & Plimpton LLP, at (212) 521-7240.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company respectfully requests that in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

We appreciate your assistance, and should you need any additional information, please feel free to contact our counsel, Paul M. Rodel of Debevoise & Plimpton LLP, at (212) 909-6478 at your earliest convenience.

Sincerely, PLY GEM HOLDINGS, INC.

By:	/s/ Shawn K. Poe
Name:	Shawn K. Poe
Title:	Executive Vice President, Chief Financial Officer and Secretary